                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)


                        UNDER THE SECURITIES ACT OF 1934
                              (AMENDMENT NO. __)(1)


                            TMBR/SHARP DRILLING, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   872 57P101
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                                 (CUSIP Number)

                               CLOYCE A. TALBOTT
                             CHIEF EXECUTIVE OFFICER
                           PATTERSON-UTI ENERGY, INC.
                               4510 LAMESA HIGHWAY
                               SNYDER, TEXAS 79549
                                 (915) 574-6300

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 11, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 8
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--------------------                  ---                      -----------------
CUSIP NO. 872 57P101                  13D                      Page 2 of 8 Pages
--------------------                  ---                      -----------------


--------------------------------------------------------------------------------
          1      NAME OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 PATTERSON-UTI ENERGY, INC.
                 75-2504748
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          2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]

                                                                         (b) [X]
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          3      SEC USE ONLY

--------------------------------------------------------------------------------
          4      SOURCE OF FUNDS

                 WC*
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          5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)

                 N/A                                                         [ ]
--------------------------------------------------------------------------------
          6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

         NUMBER OF                     1,058,597**
           SHARES              -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
           OWNED
          BY EACH                      -0-
         REPORTING             -------------------------------------------------
           PERSON                9     SOLE DISPOSITIVE POWER
            WITH
                                       762,597**
                               -------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       265,000**
--------------------------------------------------------------------------------
         11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,058,597**
--------------------------------------------------------------------------------
         12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES
                 [ ]                                                         [ ]

                 N/A
--------------------------------------------------------------------------------
         13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 19.7%**
--------------------------------------------------------------------------------

         14      TYPE OF REPORTING PERSON

                 CO
--------------------------------------------------------------------------------
* See Item 3 herein.
**See Item 5 herein.

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

         ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to shares of the common stock, par value $0.10 per share (the "Common Stock"), of TMBR/Sharp Drilling, Inc. (the "Issuer"). This Statement is being filed by the Reporting Person (as defined herein) to report a transaction by virtue of which the Reporting Person may be deemed to be the beneficial owner of more than 5% of the outstanding shares of the Common Stock. The address of the principal executive offices of the Issuer is 4607 W. Industrial, Midland, Texas 79703.

         ITEM 2. IDENTITY AND BACKGROUND.

         This Statement is filed by Patterson-UTI Energy, Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person's principal business is to operate land-based drilling rigs, provide drilling fluids, completion fluids and related services to oil and natural gas producers, provide pumping services and, to a lesser extent, engage in the development, exploration, acquisition and production of oil and natural gas. The Reporting Person's principal business and office address is 4510 Lamesa Highway, Snyder, Texas 79549.

         During the last five years, neither the Reporting Person, nor to its knowledge, any executive officer, director or controlling person of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither the Reporting Person, nor to its knowledge, any executive officer, director or controlling person of the Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Addendum A attached to this Statement on Schedule 13D and incorporated by reference hereto sets forth the additional information required by Item 2 with respect to the Reporting Person and its executive officers and directors. Each of the persons listed on Addendum A is a citizen and resident of the United States.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Roper Family Properties, Ltd., a Texas limited partnership, the Estate of Joe G. Roper, Patricia R. Elledge, Judy Kathleen Roper Davis and Jeanie Elisabeth Cornelius (collectively, the "Sellers") and the Reporting Person, entered into a Stock Purchase Agreement dated as of June 11, 2002 (the "Purchase Agreement"). Pursuant to the terms of the Purchase Agreement, on June 14, 2002 the Reporting Person purchased 762,597 shares of Common Stock from the Sellers for an aggregate cash purchase price of $12,659,110.20.

         The Sellers granted to the Reporting Person an option (the "Option") to purchase 195,000 shares (the "Option Securities") of Common Stock at any time, from time to time, in whole or in part (as determined by the Reporting Person) on or after October 26, 2002 at a price per share of $16.60. The Option expires at the earlier of the termination of the Purchase Agreement and 5:00 p.m. Central Time on December 16, 2002.

         At any time, from time to time, on or after October 26, 2002, the Sellers may request that the Reporting Person purchase, and the Reporting Person shall be obligated to purchase, at a price of $16.60 per share all or a portion (as determined by the Sellers) of the Option Securities (the "Put"). The Put expires at 5:00 p.m. Central Time on December 16, 2002.

         The Reporting Person has funded and will fund from its working capital the purchase of the Common Stock under the Purchase Agreement.

         ITEM 4. PURPOSE OF TRANSACTION.

         The Common Stock and the Option were acquired for investment purposes. The Reporting Person is interested in possible strategic opportunities with the Issuer including the possible combination of the Issuer and the Reporting Person. The Reporting Person has indicated its interest to the Issuer. At present, the Reporting Person has no intention of pursuing such a strategic transaction other than on a mutually acceptable basis. Depending upon the Reporting Person's continuing evaluation of the Issuer's business and prospects, alternative investment opportunities and any other factors the Reporting Person deems relevant, the Reporting Person may, from time to time, purchase additional shares on the open market or in privately negotiated transactions or otherwise. The Reporting Person has no present intention of selling any shares, but reserves the right to do so, in whole or in part, at any time, in open market transactions, privately negotiated transactions or otherwise.

         Except as otherwise disclosed in this Statement on Schedule 13D, the Reporting Person has no plans or proposals at the present time which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer's directors or to fill any existing vacancies on the board;

         (e) any material change in the Issuer's present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.

         ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         The Reporting Person beneficially owns 1,058,597 shares of the Common Stock (including 195,000 Option Securities and 101,000 shares of Common Stock held of record by J. Mark Roper, an affiliate of the Sellers, that the Reporting Person has been granted an irrevocable proxy to vote), which represents approximately 19.7% of the Issuer's outstanding shares of Common Stock based on the number of outstanding shares of the Issuer's securities as reported on the Issuer's Quarterly Report filed on Form 10-Q for the quarterly period ended December 31, 2001.

         The Reporting Person has sole power to vote or to direct the vote of 1,058,597 shares of Common Stock beneficially owned by the Reporting Person. The Reporting Person has sole power to dispose or to direct the disposition of 762,597 shares of Common Stock beneficially owned by the Reporting Person. The Reporting Person has shared power to dispose or direct the disposition of 265,000 shares of Common Stock beneficially owned by the Reporting Person.

         Except as described in this Statement on Schedule 13D, no transactions in the Common Stock were effected during the past 60 days by the Reporting Person or, to its knowledge, by any executive officer, director or affiliated person of the Reporting Person, or by any subsidiary of the Reporting Person, or by any executive officer, director or affiliated person of any such subsidiary. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         In addition to the Option and the Put described in this Statement on
Schedule 13D, the Estate of Joe G. Roper has delivered an irrevocable proxy to the Company appointing certain officers of the Reporting Person as the Estate of Joe G. Roper's proxy, with power of substitution, to vote, until 5:00 p.m., Central Time, on December 16, 2002, 195,000 shares of Common Stock held by the Estate of Joe G. Roper.

         J. Mark Roper has delivered an irrevocable proxy to the Company appointing certain officers of the Reporting Person as J. Mark Roper's proxy, with power of substitution, to vote, until December 16, 2002, 101,000 shares of Common Stock held by him, 31,000 shares of which shall be released from the proxy upon the occurrence of certain events set forth in such irrevocable proxy.

         The foregoing description of the irrevocable proxies are summaries and are qualified in their entirety by reference to the Purchase Agreement and proxies filed as exhibits hereto which are incorporated herein by reference.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  The following exhibits to this Statement on Schedule 13D are filed herewith:

                  (1) Stock Purchase Agreement, dated as of June 11, 2002, between Patterson-UTI Energy, Inc. and Roper Family Properties, Ltd., the Estate of Joe G. Roper, Patricia R. Elledge, Judy Kathleen Roper Davis and Jeanie Elisabeth Cornelius.

                  (2) Irrevocable Proxy, dated June 14, 2002 entered into by J. Mark Roper.

                  (3) Irrevocable Proxy, dated June 17, 2002 entered into by Estate of Joe G. Roper.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2002


                                                  PATTERSON-UTI ENERGY, INC.

                                                  /s/ JONATHAN D. NELSON
                                                  ------------------------------
                                                      Jonathan D. Nelson
                                                      Vice President-Finance

                                                                      ADDENDUM A

PATTERSON-UTI ENERGY, INC.

         The principal business address of Patterson-UTI Energy, Inc., a Delaware corporation, is 4510 Lamesa Highway, Snyder, Texas 79549. Patterson-UTI Energy, Inc.'s principal business is to operate land-based drilling rigs, provide drilling fluids, completion fluids and related services to oil and natural gas producers, provide pumping services and, to a lesser extent, engage in the development, exploration, acquisition and production of oil and natural gas. The principal business address of each executive officer of Patterson-UTI Energy, Inc. is 4510 Lamesa Highway, Snyder, Texas 79549. The executive officers of Patterson-UTI Energy, Inc. are listed below:

EXECUTIVE OFFICERS:

         Mark S. Siegel              Chairman of the Board

         Cloyce A. Talbott           Chief Executive Officer

         A. Glenn Patterson          President and Chief Operating Officer

         Jonathan D. Nelson          Vice President, Chief Financial Officer,
                                     Secretary and Treasurer

         John E. Vollmer III         Senior Vice President - Corporate Development

         The following table sets forth the name of each director, his or her principal occupation or employment and the name, principal business and address of the corporation or organization in which such employment is conducted:

DIRECTORS:

                              OCCUPATION, CORPORATION OR
                              ORGANIZATION AND RESIDENCE OR        PRINCIPAL BUSINESS OF
NAME                          BUSINESS ADDRESS                     CORPORATION OR ORGANIZATION
----                          -----------------------------        ---------------------------
Mark S. Siegel                Chairman of the Board                  See first paragraph of this
                              Patterson-UTI Energy, Inc.             Addendum A
                              4910 Lamesa Highway
                              Snyder, Texas 79549

                              President                              Investment Advisor
                              Remy Investors and Consultants,
                              Incorporated
                              1801 Century Park East, Suite 1111
                              Los Angeles, California 90067



Cloyce A. Talbott             Chief Executive Officer                       See first paragraph of this
                                                                            Addendum A


A. Glenn Patterson            President and Chief Operating Officer         See first paragraph of this
                              Patterson-UTI Energy, Inc.                    Addendum A
                              4910 Lamesa Highway
                              Snyder, Texas 79549

Kenneth N. Berns              President                                     Investment Advisor
                              Remy Investors and Consultants, Incorporated
                              1801 Century Park East, Suite 1111
                              Los Angeles, California 90067

Stephen J. DeGroat            Chairman                                      Investment Advisor
                              Jesup & Lamont Holdings
                              650 5th Avenue
                              New York, NY 10019

Robert C. Gist                12809 Plum Hollow Drive                       ---
                              Oklahoma City, OK 73142

Curtis W. Huff                President and Chief Executive Officer         Manufacturer of engineered oilfield
                              Grant Prideco, Inc.                           tubular products
                              1330 Post Oak Blvd., Suite 2700
                              Houston, Texas 77056

Kenneth R. Peak               Chairman, President, CEO and CFO              Exploration and acquisition of oil
                              Contango Oil & Gas Company                    and gas properties
                              3700 Buffalo Speedway, Suite 960
                              Houston, Texas 77098

Nadine C. Smith               Business Consultant                           --
                              P.O. Box 163 HELL
                              West Bay, Grand Cayman Islands,
                              British West Indies

                                 EXHIBIT INDEX

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------

   1            Stock Purchase Agreement, dated as of June 11, 2002, between
                Patterson-UTI Energy, Inc. and Roper Family Properties, Ltd., the Estate of Joe G. Roper, Patricia R. Elledge, Judy Kathleen
                Roper Davis and Jeanie Elisabeth Cornelius.

   2            Irrevocable Proxy, dated June 14, 2002 entered into by J. Mark
                Roper.

   3            Irrevocable Proxy, dated June 17, 2002 entered into by Estate of
                Joe G. Roper.